Exhibit 99.1

You’ve got the power 1 Investor Conference | 19.11.2024

Legal disclaimer 2 This presentation contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this presentation other than statements of historical fact, including, without limitation, statements regarding Enlight Renewable Energy’s (the “Company”) business strategy and plans, capabilities of the Company’s project portfolio and achievement of operational objectives, market opportunity and potential growth, discussions with commercial counterparties and financing sources, pricing trends, progress of Company projects, including anticipated timing of related approvals and project completion, the Company’s future financial results, expected impact from various regulatory developments, including the IRA, Revenue, EBITDA, and Adjusted EBITDA guidance, the expected timing of completion of our ongoing projects, macroeconomic trends, and the Company’s anticipated cash requirements and financing plans, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; disruptions in trade caused by political, social or economic instability in regions where our components and materials are made; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; exposure to market prices in some of our offtake contracts; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy; our ability to effectively manage the global expansion of the scale of our business operations; our ability to perform to expectations in our new line of business involving the construction of PV systems for municipalities in Israel; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, tariffs, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with increasingly complex tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel, including the ongoing war in Israel, where our headquarters and some of our wind energy and solar energy projects are located; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and the other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission (the “SEC”), as may be updated in our other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this presentation. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. Unless otherwise indicated, information contained in this presentation concerning the industry, competitive position and the markets in which the Company operates is based on information from independent industry and research organizations, other third- party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from the Company’s internal research, and are based on assumptions made by the Company upon reviewing such data, and the Company’s experience in, and knowledge of, such industry and markets, which the Company believes to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which the Company operates, and the Company’s future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by the Company. Industry publications, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this presentation. Neither the Company nor any of its subsidiaries, affiliates, representatives or advisors assumes any responsibility for, or makes any representation or warranty (express or implied) as to, the reasonableness, completeness, accuracy or reliability of the forward-looking statements and other information contained herein. They speak only as at the date of this presentation and the Company does not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, the Company and their respective affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation, even if any or all of the assumptions, judgments and estimates on which the information contained herein is based are shown to be in error. By accepting this Information, the recipient agrees that neither it nor its agents, representatives, directors, officers, affiliates or employees is entitled to or will rely on the forward-looking statements and other information contained herein. No fiduciary relationship shall be created between the Company nor any of its affiliates, representatives or advisors, on the one hand, and any recipient, on the other hand, by virtue of this presentation. In addition, such forward-looking statements were not prepared with a view to public disclosure or compliance with published guidelines of the US Securities and Exchange Commission or International Financial Reporting Standards (“IFRS”). There can be no assurance as to the reliability or correctness of such forward-looking statements, nor should any assurances be inferred, and actual results may vary materially from those projected. Non-IFRS Financial Metrics This presentation presents EBITDA and Adjusted EBITDA, non-IFRS financial metrics, which are provided as a complement to the results provided in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). A reconciliation between Adjusted EBITDA and Net Income, its most directly comparable IFRS financial measure, is contained in the presentation for the 3Q 2024 results. The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forwardlooking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/ or cannot be reasonably predicted. These items may include, but are not limited to, forward-looking depreciation and amortization, share based compensation, other income, finance income, finance expenses, share of losses of equity accounted investees and taxes on income. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results. Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under IFRS. There are a number of limitations related to the use of non-IFRS financial measures versus comparable financial measures determined under IFRS. These limitations could reduce the usefulness of our non-IFRS financial measures as analytical tools. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company or the proposed offering.

Continuous multi-year growth, at an everincreasing pace Today’s topics: Overview of recent financial results Building upon constant growth over the years How this happens and why it will continue: Differentiation, competitive advantages, “the machine” Deep dive into the portfolio Leading management team 3

3Q 2024 Results 4

Another quarter of excellent results 3Q24 Results 3Q24 compared to 3Q23 (m$) +88% 109 +86% 88 +115% 66 58 26 +114% -7% 26 24 47 11 31 3Q23 3Q24 Revenues 5 3Q23 3Q24 Adjusted EBITDA1 3Q23 3Q24 Cashflow from operations 3Q23 3Q24 Net income 3Q23 3Q24 Net income, adjusting for non-core elements 2 1 Adjusted EBITDA is a non-IFRS measure. Please see the investor presentation accompanying Enlight’s 3Q24 results for the adjustments to the net profit. 2 Including the impact of FX revaluations; revaluation of interest rate hedges; adjustment to the calculation of the Clenera earnout; and financial asset loss.

… adds up to 9 months of success 9M24 results 9M24 compared to 9M23 ($m) +56% 285 +50% 214 182 9M24 Revenues 6 9M23 82 -29% +17% 58 158 142 9M23 +25% 48 126 9M24 Adjusted EBITDA1 9M23 9M24 Cashflow from operations 9M23 9M24 Net income 9M23 56 9M24 Net income, adjusting for non-core elements 2 1 Adjusted EBITDA is a non-IFRS measure. Please see the investor presentation accompanying Enlight’s 3Q24 results for the adjustments to the net profit. 2 Including the impact of FX revaluations; revaluation of interest rate hedges; adjustment to the calculation of the Clenera earnout; and financial asset loss.

Raising 2024 guidance for the second quarter in a row Adjusted EBITDA 1 Revenues $m 362.5 352.5 347.5 1 7 Midpoint +2.8% Midpoint +1.4% Original guidance 262.5 First increase announced in 2Q24 Second increase announced in 3Q24 252.5 245 Midpoint +4% Midpoint +3% Original guidance First increase announced in 2Q24 Second increase announced in 3Q24 The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. Adjusted EBITDA is a non-IFRS measure. Please see the investor presentation accompanying Enlight’s 3Q24 results for the adjustments to the net profit

Intensive financial activity supports the core business The project finance achievements of Enlight in the past 12 months Financial closes of over $1 billion to finance project construction Financial closes across three continents: US, Europe and MENA Average margin: 2.1% Financing arrangements with 9 different local banks in various regions 8

Continued growth, year after year 9

A history of rapid growth Adjusted EBITDA 1, $m Revenues $m 400 363 350 37% CAGR 300 250 100 50 0 52 2018 84 2020 2021 10 100 2022 2023 189 130 150 50 2019 38% CAGR 200 102 Revenue 1 256 135 150 263 250 192 200 300 2024E 0 39 2018 66 2019 92 78 2020 2021 2022 2023 2024E Adjusted EBITDA The data until and including 2021 are from reports of the com non-IFRS which were published as part of the Board of Directors report in each year. The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. Adjusted EBITDA is a non-IFRS measure. Please see the presentation for the 3Q2024 results for the adjustments to the net profit.

Long term growth accompanied by decreasing leverage Sharp rise in shareholder’s equity Consolidated shareholders equity $m Decrease in leverage Debt/CAP - Solo financial statements 1,600 1,435 1,400 54% CAGR 1,200 50% 78% 757 600 200 0 40% 388 35% 72% 70% 67% 68% 33% 33% 33% 68% 65% 64% 64% 63% 62% 2019 2020 2021 2022 Shareholders equity 11 -4% CAGR 66% 165 2018 76% 74% 36% 512 400 76% -5% CAGR 43% 42% 1,000 800 80% 45% 1,050 Debt/CAP - Consolidated financial statements 2023 30% 2018 2019 2020 2021 Debt to CAP solo 2022 2023 60% 2018 2019 2020 2021 2022 Debt to CAP consolidated 2023

How does this happen and why will it continue? 12

When looking at Enlight’s financial results, this is what you see 13

2.6 FGW* of operating capacity * See explanation on slide 28 14

$400m in annual recuring income Of which $363m is contained in 2024’s revenue forecast * See explanation on slide 28 15 2.6 FGW* of operating capacity

2.6 FGW* of operating capacity $400m in annual recuring income Of which $363m is contained in 2024’s revenue forecast Increase in operating capacity, FGW 66% CAGR 2.6 2 1.4 0.4 2020 * See explanation on slide 28 16 0.7 2021 2022 2023 Q3/2024

But operating capacity is just the tip of the iceberg 17 Operating assets 2.6 FGW

~$400m Annual recurring revenues 18 Operating assets 2.6 FGW

~$400m Annual recurring revenues ~$200m Annual recuring revenues 19 Operating assets 2.6 FGW Under construction 1.9 FGW Will reach operation in 2025-2026

The components of the mature portfolio ~$400m Annual recurring revenues 20 Operating assets 2.6 FGW ~$200m Annual recuring revenues Under construction 1.9 FGW ~$380m Annual recuring revenues Near construction 3.7 FGW Will reach operation in 2025-2026 Starts construction in 2025

The components of the mature portfolio ~$400m Annual recurring revenues 21 Operating assets 2.6 FGW ~$200m Annual recuring revenues Under construction 1.9 FGW ~$380m Annual recuring revenues Near construction 3.7 FGW Starts construction in 2025 Advanced development 6.4 FGW Starts construction in 2026 Will reach operation in 2025-2026

The components of the mature portfolio ~$400m Annual recurring revenues Operating assets 2.6 FGW ~$200m Annual recuring revenues Under construction 1.9 FGW ~$380m Annual recuring revenues Near construction 3.7 FGW Starts construction in 2025 Advanced development 6.4 FGW Starts construction in 2026 Development 13.7 FGW 22 Will reach operation in 2025-2026 Starts construction 2027 onwards

“The machine” which converts the portfolio into revenues The mature portfolio is expected to generate annual recuring revenues of $1 billion Total portfolio of 28.3 FGW Operating assets 2.6 FGW Under construction 1.9 FGW Near construction 3.7 FGW Starts construction in 2025 Advanced development 6.4 FGW Starts construction in 2026 Development 13.7 FGW 23 Will reach operation in 2025-2026 Starts construction 2027 onwards

A clear and focused business model which creates strategic differentiation Faster growth and higher returns over the long term Proven entrepreneurship and ability to execute Unique business model Developer & IPP Differentiation in technological diversity Specializing in the segments which represent ~90% of the renewables market Differentiation in geographic diversity Located in the largest and fastest growing markets globally Competitive advantage in cost and access to capital 24

Enlight Leadership Team Yair Seroussi Chairman Gilad Yavetz CEO and founding partner Meron Carr SVP Strategic Planning 25 Amit Paz CIO and founding partner Ziv Shor CEO Execution Unit Marko Liposcak, CEO Europe Gilad Peled, CEO MENA Ilan Goren, CEO US Nir Yehuda CFO Ayelet Cohen Israeli VP operations Lisa Haimovitz VP and Legal Counsel

Enlight Leadership Team



Yair Seroussi
Chairman
Gilad Yavetz
CEO and founding partner
enlight
Meron Carr
SVP Strategic Planning
Amit Paz
CIO and founding partner
Ziv Shor
CEO Execution Unit
enlight
Marko Liposcak, CEO
enlight Europe
Gilad Peled, CEO
enlight MENA
Ilan Goren, CEO
enlight US
Nir Yehuda
CFO
Ayelet Cohen Israeli
VP operations
Lisa Haimovitz
VP and Legal Counsel
Nimrod Kafry
VP Engineering
Eilam Sagi
VP Asset Management
Hila Haliva
VP Construction
Perach Lerner
Deputy CEO
enlight MENA
Honi Kabalo
VP revenues
enlight MENA
Rafi Hadad
VP Business Development and sales
enlight MENA
Cfir Alcalay
VP Investments and planning
enlight US
Michael Avidan, VP
enlight US
Adam Pishl
CEO - Clenera

26

MENA 27

MENA Enlight MENA Snapshot FMW Operational Operational capacity 2024 E revenues 884 FMW $153 m 884 51 125 Under construction Technology segmentation of the mature portfolio Wind 33% 805 1,881 Pre-construction Advanced development 1,054 28 Revenues, $m 1,060 153 928 51 Solar 41% Development combines generation capacity and energy storage capacity into one equivalent metric on the basis of the construction cost in each segment. The weighted average construction cost of the company today is 3.5 GWH for each GW. (FGW = GW + GWh/3.5) Growth of the mature portfolio, FMW Storage 26% FGW (Factored GW) 2022 2023 Q3 2024 2022 68 2023 2024E FGW (Factored GW): An internal company measurement for the purpose of consolidating the generation and energy storage capacities into a consolidated metric, normalized according to the relative construction cost of the components across the portfolio. The ratio currently stands at 3.5 GWH storage per 1 GW of production

MENA Israel – a market set for a historic leap Expected growth of 170% in the coming six years Development of renewable energy 2020-2050 (Ministry of Energy) 120 105.07 100 80.75 80 74.50 Equivalent ton of Oil (millions) 60 46.37 40 20 0 Yellow scenario 16.84 Red scenario 2.42 2020 2025 2030 2035 2040 2045 2050 35 30 28.6 25 22.4 Coal Fuel Oil Natural gas Natural gas + CCUS 20 Import by Sea Import by Pipeline Electricity imports Renewables 15 29 Conventional installed capacity Yellow scenario Red scenario 5 0 Blue scenario 22.1 15.7 10 Source: Israeli Ministry of Energy and Infrastructure, Israeli President’s Residence, Israel Climate Forum Renewable installed capacity 2020 2025 2030 2035 2040 2045 2050 Blue scenario

MENA A market at a point of historic expansion Installed Capacity GW Storage Capacity GWh* 30 5.9 16.8 105 2023 2030 2050 0.3 *** 2023 30.8 2030 * Based on the “Yellow Scenario” Blueprint for zero greenhouse gas emissions from the energy sector in Israel by the year 2050. The installed base of energy storage is based on an average of 5 hours of storage for each MW of installed generation capacity. ** Based on the Electricity Authority's estimate assuming a national average storage ratio of 4 hours. The figures for 2030 – 2050 are based on the figures published by the Electricity Authority. The figure for 2030 is based on a ratio of 4 hours of storage and the figure for 2050 uses Enlight’s estimates of a 5 hour storage ratio *** Excluding pumped storage * 350 ** 2050

MENA Israel’s supersized electricity market Israel is 4x larger than its relative size Overall renewable target 2030-2035 100% *30% 70% 70% Large quantities of solar production that need to be distributed throughout the day Storage Goal 2030 12 GW 7.7 GW 7 GW 3 GW Capacity (GW) Britain Israel Italy Greece 70 Conventional MW Charge MW 50 Wind MW 40 Discharge MW 2.5 GW 40% 1-4 GW 100000 80000 60000 30 Solar MW Spain France * 7.7 multiplied by 4 hours of storage is equivalent to 30.8 GWh capacity 31 120000 60 Storage GWh Demand MW 74% Daily market production and consumption - an illustration 40000 20 20000 10 0 0:00 1:00 2:00 3:00 4:00 5:00 6:00 7:00 8:00 9:00 10:00 11:00 12:00 13:00 14:00 15:00 16:00 17:00 18:00 19:00 20:00 21:00 22:00 23:00 0 Source: the Blueprint for zero greenhouse gas emissions from the energy sector , page 42

MENA The Israeli market has opened to solar energy 35 30 30 25 20 20 15 10 5 0 The old tariff - auction (ILS agorot) 32 New average market price (ILS agorot)

MENA Forecasted electricity prices Excellent price environment for solar energy, in an era without subsidies Electricity price 2015-2040 (2025-2040 based on BDO’s forecast) Electricity price, Agorot per KWh 58 48 38 28 18 16/9/15 1/1/17 15/1/18 1/1/19 1/1/20 1/1/21 1/2/22 1/5/22 1/8/22 1/1/23 1/4/23 2024 *A conservative scenario accounting for an emissions tax 33 2025 Nominal 2026 2027 2028 Real 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040

MENA Renewable energy in Israel: from a constraint into a solution 4.8 50% from 10 power plants Natural gas Energy security: 50% of national generation comes from 10 power plants. There is now a broad understanding that renewable is the solution to distributed generation Coal Renewable energy Other 21% 11.7 52% 24 GW 1.1 5% 5.9 22% Solar generation combined with agriculture: solves the problem of land use and contributes to increased food security. Rehabilitation of communities affected by war: renewable energy represents an economic growth engine. 34 Rehabilitation of communities affected by war Represents 24% of the agricultural communities

Enlight is leading in all business areas Leading in renewable generation 27% share of utility scale market Leading the energy storage revolution 625 MW operational capacity The first to enter into the deregulated market More than 50% market share Leading in the supply to household customers, with Electra Power 30% share Acquisition of a company in the non-utility distributed power sector 35 MENA

Looking further down the line Leading the agrivoltaics revolution Targeting 30% share of the storage market Leading the household supply market Rapid growth in non-utility Developing new markets in North Africa and the Middle East 36 MENA enlight MENA

Makeup of the mature portfolio

Status	MW	MWh	Factored MW	% Progress
Operational	705	625	884	100%
Under construction	22	99	51	100%
Total operational and under construction	**728**	**724**	**935**	**100%**

Status	Project Name	MW	MWh	Factored MW	% Progress
Near Construction or will start construction in 2025	Storage Expansion	0	207	59	90%
	Yatir	38	0	38	92%
	Qunetra	5	28	13	92%
	Enlight Local	15	0	15	93%
	Total near construction	**58**	**234**	125	**91%**
Total mature portfolio		**786**	**958**	**1,060**	


Operating assets
Under construction
Near construction

* Internal index of the company, for the progress of each project , based on the four main parameters of development. Land agreements, permitting, grid connection and offtake solution. The progress in each parameter, and the weight of each parameter, is set according to milestones and analysis of the market and regulatory environment in each geographic business unit

It is possible the company will not succeed in bringing these projects to operational status. Realizing renewable energy projects is dependent on a large number of risks and uncertainties. These risks and uncertainties could prevent certain projects from progressing to construction or operation status in their entirety, at the time and conditions usually accepted for them. Additionally, for various reasons the company could chose not to continue in the development or construction of an existing project in its portfolio.

37

MENA Advanced development portfolio and Development portfolio Advanced development portfolio Number of Projects MW MWh Factored MW % Progress* 25 120 2,399 805 61% Number of Projects MW MWh Factored MW % Progress* 22 947 3,270 1,881 37% Development portfolio * Internal index of the company, for the progress of each project , based on the four main parameters of development. Land agreements, permitting, grid connection and offtake solution. The progress in each parameter, and the weight of each parameter, is set according to milestones and analysis of the market and regulatory environment in each geographic business unit It is possible the company will not succeed in bringing these projects to operational status. Realizing renewable energy projects is dependent on a large number of risks and uncertainties. These risks and uncertainties could prevent certain projects from progressing to construction or operation status in their entirety, at the time and conditions usually accepted for them. Additionally, for various reasons the company could chose not to continue in the development or construction of an existing project in its portfolio. 38 Advanced development Under development

US 39

US Enlight US Snapshot 2024E Revenues Current Operational Capacity 470 FMW FMW 470 1,732 Operational 3,157 Technology segmentation of the mature portfolio $12 m 5,293 Under construction 9,250 Pre-construction Advanced development Growth in the mature portfolio, FMW 12 4,213 32% Development 489 1,926 839 2,804 68% 2022 2023 Q3 2024 2 2023 70% WECC 11% PJM 7% SPP 6% MISO 6% OTHER 448 1,411 520 383 184 520 609 5,735 2,609 Solar Area USA presence 19.9 FGW Revenues, $m 5,359 Storage % of the Portfolio 128 100 714 90 359 1,759 211 86 288 2024E FGW (Factored GW): Is an internal company index used to present the combined installed capacity and storage capacity into a single term, normalized according to the relative construction cost of the components across the portfolio. The ratio today stands at 3.5 GWh of storage for 1 GW of generation 40

US The U.S. market Growth in demand for electricity U.S. Interconnection Queue in 2023 Data centers - consume approximately 4-5% of electricity in the US today and expected to reach 12% in 20301 3% 2% Gas Other 14% 10% of the new cars sold in the US are electric 2 Wind 42% Transition to generation from renewable sources Solar The size of US solar market is currently 230 GW and is expected to reach 530 GW by 2030 3 The U.S. energy storage market is expected to grow four times by 2030, from 30 GW to 120 GW 4 90% of new U.S. electric generation capacity in the first half of 2024 was from renewable energy 5 Renewable energy represents 95% of the requests for grid connections 6 39% Battery Storage Renewable Energy Projects Supply chain Significant increase in U.S. production capacity of solar panels and batteries. U.S. 10-Year Annual Load Growth Forecast U.S. Solar capacity (GW) 1000 981 800 770 600 1. BIA, Barclays Research / 2. Alliance for Automotive Innovation / 3. BNEF / 4. BNEF / 5. Office of Energy Projects Energy Infrastructure Update For June 2024 / 6. Energy Technologies area | Energy Analysis and Environmental impacts Division | Energy Markets Policy 41 526 400 200 0 233 279 162 2022 2024 2025 2030 2040 2050

US WECC – One of the largest electricity markets in the Western world One of the largest electricity markets in the Western world Installed capacity of 300 GW, representing 20% of the electricity generation in the US 1 Annual demand of 900 TWh, equivalent to the consumption of Germany and Britian combined 2 90 million inhabitants, rapid population growth rate 3 In the next 10 years 127 GW generation capacity is expected to be installed, 85% of that based on renewable energy 4 70% Arizona’s data center activity is among the fastest growing in the US Increasing connections with neighboring ISOs and a gradual transition to a merchant market The ongoing move to a more developed electricity market creates opportunities: Merchant sales, additional revenue streams and more Optimal conditions for solar energy generation Highest production levels in the U.S. Vast desert spaces that allow building of mega-projects Significant grid investments already underway create certainty for further growth, with an emphasis on large projects that incorporate storage 42 Source: 1. WECC site and America’s Electricity Generating Capacity / 2. WECC site and statista / 3. WECC site / 4. WECC site

US America’s most attractive offtake structure All of Enlight’s PPAs are based on busbar terms and availability payments for storage Busbar PPAs in the portfolio: Hub-Settled PPA Sale at the Regional hub Fixed price per kWh produced and an availability payment for the storage component Long-term agreements for 20 years No economic curtailment or exposure to negative electricity prices The low level of risk and the long PPA periods are preferred by banks and tax equity partners The low level of risk usually translates in lower discount rates 43 Busbar PPA Direct sale at the Point of interconnection

US Our portfolio Utility scale projects Busbar PPAs High Profitability + Stable revenue profile + On going growth Follow-up projects 44 Significant capacity of BESS PPAs High solar radiation

US Operating assets Operating assets Atrisco PV 364 MW Atrisco BESS 1,200 MWh New Mexico New Mexico $63-66m Revenues $49-52m EBITDA 0.5 GW 45 1.2 GWh APEX 106 MWdc Montana

US Projects that will be built in the coming 3 years expected to generate approximately $400m in EBITDA $63-66m Revenues $49-52m $132-141m Revenues $106-114m $298-311m Revenues $239-251m EBITDA EBITDA ~$ 400m EBITDA 0.5 GW EBITDA 1.2 GWh Dater of operations: 2023-24 Projects already in commercial operation Apex & Atrisco 46 ~$ 500m revenues 0.8 GW 2 GWh Dater of operations: 2025-26 Projects under construction Country Acres, Quail Ranch, Roadrunner 2.4 GW 2.7 GWh Dater of operations: 2027 The next wave CO Bar, Snowflake, 3 additional projects It is possible the company will not succeed in bringing these projects to operational status. Realizing renewable energy projects is dependent on a large number of risks and uncertainties. These risks and uncertainties could prevent certain projects from progressing to construction or operation status in their entirety, at the time and conditions usually accepted for them. Additionally, for various reasons the company could chose not to continue in the development or construction of an existing project in its portfolio.

Mature Portfolio

enlight US

Status	MW	MWh	Factored MW	% Weighted Progress*
Operational	470	0	470	100%
Under construction	810	3,228	1,732	100%
Total operational and under construction	**1,280**	**3,228**	**2,202**	**100%**

Status	Project Name	MW	MWh	Factored MW	% Weighted Progress*
Pre-construction or will start construction in 2025 – 26	Snowflake A	600	1,900	1,143	85%
	Co Bar Solar cluster	1,211	824	1,446	85%
	3 additional projects	568	0	568	75%
	Total Pre-construction	**2,379**	**2,724**	**3,157**	**83%**
Total mature portfolio		**3,659**	**5,952**	**5,359**	



FGW (Factored GW): Is an internal company index used to present the combined installed capacity and storage capacity into a single term, normalized according to the relative construction cost of the components across the portfolio. The ratio today stands at 3.5 GWh of storage for 1 GW of production

* It is possible the company will not succeed in bringing these projects to operational status. Realizing renewable energy projects is dependent on a large number of risks and uncertainties. These risks and uncertainties could prevent certain projects from progressing to construction or operation status in their entirety, at the time and conditions usually accepted for them. Additionally, for various reasons the company could chose not to continue in the development or construction of an existing project in its portfolio.

*Internal index of the company, for the progress of each project , based on the four main parameters of development. Land agreements, permitting, grid connection and offtake solution. The progress in each parameter, and the weight of each parameter, is set according to milestones and analysis of the market and regulatory environment in each geographic business unit

47

2024 on plan: construction begins on three major projects US Combination of large-scale projects and high returns Country Acres Roadrunner Location California Location Arizona Capacity 392 MW + 688 MWh Capacity 290 MW + 940 MWh Status Construction has begun Status Construction has begun First Year Revenues / EBITDA $59-63m / $48-51m First Year Revenues / EBITDA $51-54m / $41-44m EBITDA / Net CAPEX 11.3%-11.8% EBITDA1 / Net CAPEX 14.2%-14.7% Quail Ranch It is possible the company will not succeed in bringing these projects to operational status. Realizing renewable energy projects is dependent on a large number of risks and uncertainties. These risks and uncertainties could prevent certain projects from progressing to construction or operation status in their entirety, at the time and conditions usually accepted for them. Additionally, for various reasons the company could chose not to continue in the development or construction of an existing project in its portfolio. 48 Location New Mexico Capacity 128 MW + 400 MWh Status Construction has begun First Year Revenues / EBITDA $22-24m / $17-19m EBITDA1 / Net CAPEX 13.4%-13.9%

enlight US

Snowflake A: a new megaproject to begin construction in 2025

1,140 FMW major solar energy project in Arizona



Holbrook, Arizona

Location	Arizona, USA
Capacity	600 MW & 1,900 MWh
Expected COD	Mid-2027
PPA term & counterparty	20-year Busbar, APS
First full year revenues / EBITDA	$115-125m / $95-105m

$95-105m Estimated First Full Year EBITDA

$873-917m Estimated Net Project Costs

10.9%-11.4% **Unlevered Ratio** $\frac{\text{EBITDA}}{\text{Estimated Net Project Costs}}$

The project has reached major milestones:

- Guaranteed site control
- Signed a PPA for the PV and storage
- Signed the grid connection agreement
- Construction is expected to start in 2025

It is possible the company will not succeed in bringing these projects to operational status. Realizing renewable energy projects is dependent on a large number of risks and uncertainties. These risks and uncertainties could prevent certain projects from progressing to construction or operation status in their entirety, at the time and conditions usually accepted for them. Additionally, for various reasons the company could chose not to continue in the development or construction of an existing project in its portfolio.

49

US Advanced Development and Development portfolios Advanced Development portfolio Number of projects MW MWh 11 3,026 7,936 Number of projects MW MWh 36 6,964 8,000 Factored MW 5,293 % Weighted Progress* 67% Development portfolio Factored MW 9,250 % Weighted Progress* 34% Advanced development * It is possible the company will not succeed in bringing these projects to operational status. Realizing renewable energy projects is dependent on a large number of risks and uncertainties. These risks and uncertainties could prevent certain projects from progressing to construction or operation status in their entirety, at the time and conditions usually accepted for them. Additionally, for various reasons the company could chose not to continue in the development or construction of an existing project in its portfolio. *Internal index of the company, for the progress of each project , based on the four main parameters of development. Land agreements, permitting, grid connection and offtake solution. The progress in each parameter, and the weight of each parameter, is set according to milestones and analysis of the market and regulatory environment in each geographic business unit 50 Under development

US Total portfolio of 19.9 FGW FGW MISO 1.1 WECC 14.0 Ontario Independent Electricity System Operator Non-RTO West Midcontinent ISO ISO New England New York ISO PJM PJM Intercontinental California ISO CAISO 0.6 Southwest Power Pool 2.2 Non-RTO Southwest SERC 0.7 Electric Reliability Council of Texas SPP 1.3 51 FGW (Factored GW): Is an internal company index used to present the combined installed capacity and storage capacity into a single term, normalized according to the relative construction cost of the components across the portfolio. The ratio today stands at 3.5 GWh of storage for 1 GW of production

Europe 52

Europe Enlight Europe snapshot FMW Operational Operational capacity 2024 E revenues 1,233 FMW $198 m 1,233 94 419 Under construction Mature portfolio by technology Wind 68% Energy Storage 11% 284 2,613 Pre-construction Advanced development Mature portfolio growth, FMW 1,746 1,723 Development Revenues, $m 177 2022 198 European presence 130 1,572 75 Solar 21% Substantial operational portfolio with quality development portfolio 2023 Q3 2024 2021 2022 2023 2024E 1: Includes the imminent commencement of operations at Pupin and Atrisco BESS, with capacities of 94 MW and 1200MWh respectively. 2: Represents first full year of operations. FGW (Factored GW): Is an internal company index used to present the combined installed capacity and storage capacity into a single term, normalized according to the relative construction cost of the components across the portfolio. The ratio today stands at 3.5 GWh of storage for 1 GW of production 53

RE Generation Segment expected to grow by 1,000 GW in the next decade Europe Europe Expected Capacity Growth (Until 2035) CAGR: 9.8% 1,749 GW Europe is fully committed and at the forefront of Renewable Energy transition 1,426 GW In the first half of 2024, 50% of the EU’s electricity 1,125 GW generation came from renewable sources more than 1,000 GW of new capacity 570 GW 2023 54 2026E Offshore Wind +275 GW PV - Rooftops +230 GW PV - Commercial 827 GW In the next decade RE capacity will triple and add +167 GW 2029E 2032E 2035E +319 GW PV - Utility +189 GW On Shore Wind Source: BNEF; Enlight analysis

Europe Energy Storage Segmentexponential demand driven by RE growth Enlight focus markets 60.00 Growth in renewable capacity amplifies the need for Storage 50.00 Total utility scale BESS capacity 40.00 4.08 forecasted to grow >7x by 2030; 51.10 Others Total 2030 2.00 5.93 30.00 10.26 Predicted largest markets are UK, Italy, Germany, Spain and Poland; 3.00 8.12 20.00 10.63 2h BESS dominant in short term, 10.00 longer durations (4hr+) catching up in mid-term 7.08 0 Total 2023 UK Italy Germany Spain Greece Source: Aurora Energy research; Enlight analysis 55 Poland

Addressing market opportunity Enlight Europe key initiatives Continue and even accelerate portfolio growth on core markets Southwest Europe, Nordics, CEE Storage as a significant growth engine Develop both Stand alone and co-located storage opportunities across our markets Leveraging our unique track record in MENA and USA Attractive hybridization opportunities Gecama Hybrid (225MW PV + 200 MWh BESS) - expected in 2025; largest hybrid power plant in Spain; Wind + PV + BESS Fast-track hybridization of operating asset: low hanging fruits Increase and convert portfolio Leverage our existing infrastructure to increase presence Increase activities in Nordics and West Europe, while maitaining our profitable Central and East Europe operation 56 Europe

Europe Enlight portfolio in Europe From early stage pipeline to operating assets Operating assets 2,613 94 419 1,746 4,643 Under construction Near construction 284 1,233 Advanced development Operational 57 Under Construction Construction in 2025 Mature Portfolio Construction in 2026 Development Total Portfolio It is possible the company will not succeed in bringing these projects to operational status. Realizing renewable energy projects is dependent on a large number of risks and uncertainties. These risks and uncertainties could prevent certain projects from progressing to construction or operation status in their entirety, at the time and conditions usually accepted for them. Additionally, for various reasons the company could chose not to continue in the development or construction of an existing project in its portfolio Under development enlight Europe

Mature portfolio

Status		MW	MWh	Factored MW	Weighted progress %
Operational		1,233	0	1,233	100 %
Under construction		94	0	94	100 %
Operational and under construction		**1,327**	**0**	**1,327**	**100 %**
Pre construction					
2025 construction	Gecama Hybrid	225	220	288	80%
2025 construction	Nardo Storage [1]		460	131	67%
Total pre construction		**225**	**680**	**419**	**76%**
Total Mature portfolio		**1,552**	**680**	**1,747**	
Total weighted average progress					

FGW (Factored GW): Is an internal company index used to present the combined installed capacity and storage capacity into a single term, normalized according to the relative construction cost of the components across the portfolio. The ratio today stands at 3.5 GWh of storage for 1 GW of production

* It is possible the company will not succeed in bringing these projects to operational status. Realizing renewable energy projects is dependent on a large number of risks and uncertainties. These risks and uncertainties could prevent certain projects from progressing to construction or operation status in their entirety, at the time and conditions usually accepted for them. Additionally, for various reasons the company could chose not to continue in the development or construction of an existing project in its portfolio

* Internal index of the company, for the progress of each project , based on the four main parameters of development. Land agreements, permitting, grid connection and offtake solution. The progress in each parameter, and the weight of each parameter, is set according to milestones and analysis of the market and regulatory environment in each geographic business unit


Operating assets
Under construction
Near construction

58

Europe Advance and Development phase Advance phase Number of projects MW MWh Factored MW Weighted progress % 3 97 656 284 55% Number of projects MW MWh Factored MW Weighted progress % 29 2,051 1,968 2,613 22% development phase Advanced development FGW (Factored GW): Is an internal company index used to present the combined installed capacity and storage capacity into a single term, normalized according to the relative construction cost of the components across the portfolio. The ratio today stands at 3.5 GWh of storage for 1 GW of production * It is possible the company will not succeed in bringing these projects to operational status. Realizing renewable energy projects is dependent on a large number of risks and uncertainties. These risks and uncertainties could prevent certain projects from progressing to construction or operation at all or at the time and conditions usually accepted for them. Additionally, for various reason the company could chose not to continue in the development or construction of an existing project in its portfolio. 59 Internal index of the company, for the progress of each project , based on the four main parameters of development. Land agreements, permitting, grid connection and offtake solution. The progress in each parameter, and the weight of each parameter, is set according to milestones and analysis of the market and regulatory environment in each geographic business unit Under development enlight Europe

Stand Alone BESS portfolio in Italy

A Show Case for Europe


Aprilia
Nardo
Bisaccia
Buttera

- ~2.5GWh planned capacity
- Diversified sites in Central and South Italy
- From near RTB to early stage.
- Short connections to high voltage grid nodes;
- Connection substations either existing or approved

Key success drivers in place

- Market demand for BESS
- Enlight's core capabilities
- Supportive regulation

Project name	Capacity (MW/MWh)	Portfolio phase
Nardo Storage I	100/400	Mature
Nardo Storage II	100/400	Advanced
Bisaccia BESS I+ II	130/520	Advanced
Aprilia Storage	100/400	Development
Buttera BESS I+ II	140/560	Development

Market demand for BESS

- Italy identified as immediate **high attractive market for BESS** in Europe
- **Need for battery storage is clear,** and the Italian BESS market has a shape.
- **Supportive regulation** allows smooth initiation of this market

Enlight's core capabilities

- Case study in leveraging **Enlight's development** DNA and know-how.
- **High quality development portfolio-** cherrypicked sites and diversified geographies
- Portfolio **developed "in-house",** resulting in low-cost development.
- Project execution to **leverage Enlight skills and track record from MENA** in project(s) design optimization, procurement, engineering, construction management

Supportive regulation

- **9 GW/71GWh** to be auctioned 2030
- Fixed capacity payment for **15 years -** bankability.
- Flexibility to decide on **merchant revenue exposure** level - creating upside
- First auctions Q2 2025, just as we near RTB for first projects (400 MWh).

60

Summary & Looking ahead 61

A growing and dynamic market Looking 30 years ahead A total portfolio of 28.3 FGW which will continue to grow 2.6 FGW generating $400m in annual recurring revenues Operating assets 8.2 FGW which is expected to generate $1b in annual recurring revenues Mature assets Proven entrepreneurship and ability to execute Unique business model Developer & IPP Differentiation in technological diversity Specializing in the segments which represent ~90% of the renewables market Differentiation in geographic diversity Located in the largest and fastest growing markets globally Competitive advantage in cost and access to capital 62 Advanced and under development